兆恒水电股份有限公司
Zhaoheng Hydropower Company

地址：深圳市深南东路5015号金丰城大厦A座19楼		ZHAOHENGHYDROPOWER.COM

Address:	F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
	5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

Date:	May 18, 2009

To:	Mr. Adam Phippen
United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
Tel (202) 551-3336

From:	Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Company
Tel (86) 755-8207-0966
Fax (86) 755-8207-1998

Re:	Zhaoheng Hydropower Company
Item 4.02 Form 8-K
Filed April 15, 2009
File No. 0-52786

Dear Mr. Phippen:

We refer to the Commission’s comment letter concerning our Form 8-K furnished on April 15, 2009, which was dated April 17, 2009 and received on April 28, 2009.  Our responses to the Commission’s comments are set forth below:

1.
Your Comment: Please disclose the date on which the board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required concluded that the previously issued financial statements should no longer be relied upon. Also, please specifically identify the financial statements and years or periods covered that should no longer be relied. Refer to the requirements of Item 4.02(a) of Form 8-K. In addition, please explain to us why the interim financial statements included in Form 8-K/A filed September 2, 2008, Form 10-Q filed August 14, 2008 and Form 10-Q filed November 14, 2008 should still be relied upon or revise your disclosure as discussed above. Finally, please revise the date on the cover page to represent the date the board of directors, a committee of the board of directors or the officer or officers authorized to take such action concluded that the previously issued financial statements should no longer be relied upon.

兆恒水电股份有限公司
Zhaoheng Hydropower Company

地址：深圳市深南东路5015号金丰城大厦A座19楼		ZHAOHENGHYDROPOWER.COM

Address:	F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
	5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

Our Response: On April 15, 2009, the board of directors, while reviewing our Form 10-K for the fiscal year ended December 31, 2008, determined that a misapplication of generally accepted accounting principles (“GAAP”) had been made with respect to our consolidated balance sheet as of December 31, 2007. Our Board of Directors immediately gave authorization to restate the financial information. Because we completed the Share Exchange Agreement on May 13, 2008, which was recorded as a reverse merger, the accounting acquirer’s consolidated financial statements as of and for the year ended December 31, 2007 had never been filed in a Form 10-K, but rather in a Form 8-K. The last filed form that contained the consolidated financial statements of the accounting acquirer (but not those of the accounting acquiree and the legal acquirer) was that of Form 8-K/A filed on September 2, 2008. The financial statements for the year ended March 31, 2008 included in Form 10-K filed on July 14, 2008 represent the consolidated financials of the accounting acquiree and the legal acquirer. We agree with the Commission that the accounting error will affect our previously filed Form 10-Q for the quarter and six months ended June 30, 2008 as filed on August 14, 2008 and the Form 10-Q for the quarter and nine months ended September 30, 2008 as filed on November 14, 2008. In addition, we will revise the Form 8-K/A dated September 2, 2008, the date on which we last filed financial statement information for the year ended December 31, 2007 to amend the original Form 8-K filed on May 14, 2008, and disclose that as of April 15, 2009 the board of directors effectively concluded that the previously issued financial statements on Form 8-K/A filed on September 2, 2008, Form 10-Q for the quarter and six months ended June 30, 2008, and the Form 10-Q for the quarter and nine months ended September 30, 2008 should no longer be relied upon.

2.
Your Comment: Please provide a more detailed description of the nature of the errors. Please also clarify that the correction of the error regarding related party interest had the impact of reducing additional paid in capital. In addition, with respect to each accounting error, please tell us: (i) how you originally accounted for the transactions; (ii) the changes in accounting to correct the errors; and (iii) the authoritative literature that supports your revised accounting treatment. Please also tell us how you determined the effects of the accounting errors and why the effect of the error corrections had no net impact on net income.

Our Response: In March 2004 and March 2007, our wholly owned subsidiary Hunan Zhaoheng Hydropower Co., Ltd. (“Hunan Zhaoheng”) borrowed $24,610,000 (or approximately RMB180 million) and $21,875,555 (or approximately RMB160 million) from the Bank of China and the Industrial & Commercial Bank of China, respectively, for the construction of the Hunan Zhaoheng Hydropower Station. The project was completed in March 2008 and commenced trial operation in April 2008.

Of the total amount borrowed, only $27,501,675 (or approximately RMB201 million) was used in the construction and the balance was loaned by us to Shenzhen Zhaoheng Industrial Co., Ltd. (“Zhaoheng Industrial”), our related party and shareholder at the time, prior to the Share Exchange Agreement. Beginning on January 1, 2008, we charged interest on the loan to Zhaoheng Industrial at an interest rate at 120% of bench mark rate set by the People’s Bank of China. The interest on the portion of the construction loans that was loaned to Zhaoheng Industrial, plus any additional interest charged to Zhaoheng Industrial above the stated interest of the loans was inadvertently capitalized to our construction in progress account in the amount of $3,965,150. This interest should have been broken out as a receivable on the balance sheet as of December 31, 2007, and on the balance sheet prior to December 31, 2007 in the amount of $2,598,424. This error was uncovered during the course of the audit of our financial statements for the fiscal year ended December 31, 2008. Upon the discovery of such error, we informed our auditors.

兆恒水电股份有限公司
Zhaoheng Hydropower Company

地址：深圳市深南东路5015号金丰城大厦A座19楼		ZHAOHENGHYDROPOWER.COM

Address:	F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
	5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

We should have recorded this interest as interest receivable as of December 31, 2007. After December 31, 2007, we completed the Share Exchange Agreement on May 13, 2008, which was recorded as a reverse merger. Our management concluded that had we, then a non-reporting company and the accounting acquirer, completed, or not completed, the Share Exchange Agreement, the interest receivable would have been reflected as a distribution to the related party, or a dividend. As retained earnings were not sufficient to support such a deemed dividend, our management opted to reflect it as a reduction of additional paid in capital. Our management believes that restating the Form 8-K/A filed September 2, 2008, Form 10-Q filed August 14, 2008 and Form 10-Q filed November 14, 2008 for the 2007 periods, all of which occurred prior to the Share Exchange Agreement, would not enhance our disclosures and would have the effect of having multiple filings in the public domain that would not enhance an investor’s understanding of our financial situation. Our management proposes to enhance the disclosures of the Form 8-K/A to address Form 8-K/A filed September 2, 2008, Form 10-Q filed August 14, 2008 and Form 10-Q filed November 14, 2008. With regard to specific authoritative literature, our management is not aware of this situation being addressed in authoritative literature. However, our management does believe that its approach is in compliance with the intended effects of FAS 141, “Business Combination”.

3.
Your Comment: Please file amendments to Form 8-K/A filed September 2, 2008, Form 10-Q filed August 14, 2008 and Form 10-Q filed November 14, 2008 to include restated interim financial statements or tell us why you believe you are not required to do so. Please note that in amendments to filing on Form 10-Q, you should disclose the effect of the restatement on your officers’ conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of each period, and if the officers conclude that your disclosure controls and procedures are effective despite the restatement, the basis for their conclusions.

Our Response: As mentioned in our response to comment #2 above, our management believes that restating Form 8-K/A filed September 2, 2008, Form 10-Q filed August 14, 2008 and Form 10-Q filed November 14, 2008 for the 2007 periods, all of which occurred prior to the Share Exchange Agreement, would not enhance our disclosures and would have the effect of having multiple filings in the public domain that would not enhance an investor’s understanding of our financial situation. In addition, as the misapplication of GAAP occurred prior to the Share Exchange Agreement, the accounting acquirer whose financial statements were subject to the accounting misapplication was not a reporting company under the Securities and Exchange Act of 1934 at the time of such misapplication and therefore was not yet required to disclose management’s conclusions regarding the effectiveness of internal controls and procedures. We understand that Form 8-K/A filed September 2, 2008, Form 10-Q filed August 14, 2008 and Form 10-Q filed November 14, 2008 did contain periods that require our management to assess internal controls. Accordingly, in our Form 8-K/A to be filed, our management intends to disclose that, had the earlier periods been subject to our management’s assessment of internal controls, such controls for the year ended December 31, 2007, and the interim periods therein, would have been inadequate and insufficient to prevent the aforementioned accounting error.

兆恒水电股份有限公司
Zhaoheng Hydropower Company

地址：深圳市深南东路5015号金丰城大厦A座19楼		ZHAOHENGHYDROPOWER.COM

Address:	F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
	5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

We acknowledge that:

●	We are responsible for the adequacy and accuracy of the disclosure in filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our explanation, please do not hesitate to contact me at +86-755-8207-0966.

With best regards,

Guosheng Xu
Chief Executive Officer